[LOGO] TENON
Wood Solutions to the World                                         NEWS RELEASE


TO:    THE BUSINESS EDITOR
From:  Paul Gillard - Director, Corporate & Legal Services, TENON LIMITED
       Telephone:   64-9-571 9846
       Fax:         64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Marlene Krone immediately on telephone 64-9-571 9808.

Information on Tenon Limited can be found at http://www.tenon.co.nz.

   STOCK EXCHANGE LISTINGS: NEW ZEALAND (TEN), AUSTRALIA (TNN) & NEW YORK (FFS).

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          TENON CONFIRMS WINDING UP OF ADR PROGRAMME AND ASX DELISTING

Auckland, 24 August, 2004 - Tenon announced today that it has given notice to the depositary to wind up its American Depositary Receipt ("ADR") Programme. The Programme will be formally terminated effective 30 September 2004.

The depositary will be notifying ADR holders separately advising them of the steps they are required to take as a consequence of the termination of the Programme. The consequential de-listing from the NYSE will be effective from the time of the termination of the ADR Programme.

Tenon also advised that it was progressing with its previously announced intention to delist from the Australian Stock Exchange.


ENDS